UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16
OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2026

Commission File Number: 001-36298

GeoPark Limited

(Exact name of registrant as specified in its charter)

Calle 94 N° 11-30 Piso 8

Bogota, Colombia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

GEOPARK LIMITED

TABLE OF CONTENTS

ITEM

1.	Press Release dated May 8, 2026 titled “GeoPark Publishes its 2025 SPEED/Sustainability Report”

Item 1

FOR IMMEDIATE DISTRIBUTION

GEOPARK PUBLISHES ITS 2025 SPEED/SUSTAINABILITY REPORT

EFFICIENT OPERATIONS, PROGRESS IN DECARBONIZATION, AND A SOLID FOUNDATION FOR GROWTH

Bogota, Colombia – May 8, 2026 - GeoPark Limited (“GeoPark” or the “Company”) (NYSE: GPRK), a leading independent energy company with over 20 years of successful operations across Latin America, announces the publication of its 2025 SPEED/Sustainability Report (the “Report”).

During 2025, the Company protected its core operations in Colombia while returning to growth by entering the Vaca Muerta formation in Neuquen Province, Argentina. GeoPark achieved production of 28,233 barrels of oil equivalent per day, exceeding its 2025 guidance range, whilst fulfilling the decarbonization commitment set in 2021. Over the past five years, GeoPark has reduced its emissions intensity by 35%, supported by initiatives such as the electrification of the Llanos 34 Block, reducing methane emissions by 86%, and access to renewable energy sources, including a 10MW solar plant in that block. Together, these initiatives generated approximately US$70 million in savings.

Circular economy initiatives saved a further US$2.3 million, and the Company recorded no significant environmental incidents. In the Report, GeoPark also presents, for the first time, disclosures aligned with the recommendations of the Taskforce on Nature-related Financial Disclosures (TNFD), a global framework that enables companies to identify, assess, and report nature-related risks and opportunities.

The Company had no fatal incidents in 2025 and achieved its lowest recordable incident rate in the past four years (0.57, vs. 0.69 in 2022), across 6.99 million hours worked by 382 employees and more than 1,700 contractors. This performance includes the start of operations in two blocks in Vaca Muerta, Argentina.

As part of its commitment to the development of the regions and provinces where it operates, GeoPark invested US$10.4 million in social and environmental initiatives, benefiting more than 300,000 people through programs aimed at improving community living conditions, promoting economic empowerment, and supporting infrastructure development. Through these efforts, the Company continues to build mutually beneficial relationships and create conditions for operational continuity.

By strengthening its operational platform and adding Vaca Muerta to its portfolio, GeoPark is entering a new phase of growth while maintaining the sustainability standards and discipline that have guided its operations for more than 23 years across Latin America.

The 2025 SPEED/Sustainability Report documents these achievements, including strengthened human rights policies and protocols, environmental performance, the impact of territorial development programs, and the composition of its corporate governance structure.

The Report is available at www.geo-park.com.

For further information, please contact:

INVESTORS:

Maria Catalina Escobar
mescobar@geo-park.com
Shareholder Value and Capital Markets Director

Miguel Bello
mbello@geo-park.com
Investor Relations Officer

Maria Alejandra Velez
mvelez@geo-park.com
Investor Relations Leader

MEDIA:

Communications Department
communications@geo-park.com

NOTICE

Additional information about GeoPark can be found in the “Invest with Us” section of the Company’s website at www.geo-park.com.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GeoPark Limited

By:	/s/ Jaime Caballero Uribe .
Name: Jaime Caballero Uribe
Title: Chief Financial Officer

Date: May 11, 2026